Filed by: Akerna Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Akerna Corp.

Commission File No. 333-271857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.    )

Filed by the Registrant	☒
Filed by a Party other than the Registrant	☐

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☒	Definitive Additional Materials
☐	Soliciting Materials under 14a-12

AKERNA CORP.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

AKERNA CORP.

Annual Meeting of Stockholders

December 28, 2023 10:00 AM (Mountain Time)

201 Milwaukee Street., Suite 200, Denver, CO 80206

VOTING INFORMATION FORM (VIF)

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Stockholders

To view the 2023 Proxy Statement and 2023 Annual Report on Form 10-K online, please go to: https://www.cstproxy.com/akerna/2023

You are entitled to instruct Odyssey Trust Company (the “Trustee”) as to the exercise of voting rights (including the right to direct the voting of the special voting share of Akerna Corp. at the Annual Meeting) attaching to the exchangeable shares of Akerna Canada Ample Exchange Inc. (“Exchangeco”) registered in your name with the Trustee.

EMAIL – Mark, sign and date your proxy and return it by electronic mail to: corptrust@odysseytrust.com

MAIL – Mark, sign and date your proxy card

and return it to:

Odyssey Trust Company

1230, 300 5th Ave S.W.

Calgary, Alberta T2P 3C4

This VIF must be received by the Trustee by 11:59 p.m., Mountain Time, on December 26, 2023. Prior to such time you may revoke or amend your vote by marking, signing and returning a new VIF to the Trustee or writing to the Trustee at the address above and specifically requesting that your VIF be revoked. You may also attend the Annual Meeting and vote your portion of the special voting share in person at the Annual Meeting. In order to attend the Annual Meeting and vote in person, you must request a proxy from the Trustee to permit you or your designated agent or other representative to exercise your voting rights at the Annual Meeting.

THIS VIF, WHEN PROPERLY EXECUTED, WILL INSTRUCT THE TRUSTEE TO VOTE THAT PORTION OF THE SPECIAL VOTING SHARE ASSIGNABLE TO YOU IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS VIF WILL INSTRUCT THE TRUSTEE TO VOTE THE SPECICAL VOTING SHARE PORTION ASSIGNABLE TO YOU “FOR” THE NOMINEE FOR CLASS II DIRECTOR AND “FOR” EACH PROPOSAL. IF THIS VIF IS NOT RETURNED TO THE TRUSTEE YOUR PORTION OF THE SPECIAL VOTING SHARE WILL NOT BE VOTED.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEE AND “FOR” PROPOSAL 2.	Please mark your vote: ☒

1.	Election of Class II Director	FOR	WITHHOLD
	(1) Scott Sozio	☐	☐

(*Instruction: To withold authority to vote for any individual nominee, strike a line through that nominee’s name in the list above)

2.	Ratification of Appointment of Marcum LLP	FOR ☐	AGAINST ☐	ABSTAIN ☐

Address Change? Mark box, sign, and indicate changes below: ☐

Date ___________________________

Signature(s) in Box

Please sign exactly as your name(s) appears on this Voting Information Form. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Voting Information Form.